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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO 2)*

Applied Genetic Technologies Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03820J 10 0

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) InterWest Partners VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 1,412,432 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,412,432 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,432 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON PN

(1)	The shares are owned by IWP VIII and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants. IMP VIII serves as the general partner of IWP VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, and may be deemed to own beneficially the shares held by IWP VIII.

Page 2 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) InterWest Investors VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 11,271 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,271 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,271 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON PN

(1)	The shares are owned by II VIII and include: (i) 11,180 shares of Common Stock and (ii) 91 shares of Common Stock issuable pursuant to common stock purchase warrants. IMP VIII serves as the general partner of II VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by II VIII, and may be deemed to own beneficially the shares held by II VIII.

Page 3 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) InterWest Investors Q VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 40,408 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,408 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,408 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

(1)	The shares are owned by IIQ VIII and include: (i) 40,080 shares of Common Stock and (ii) 328 shares of Common Stock issuable pursuant to common stock purchase warrants. IMP VIII serves as the general partner of IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IIQ VIII, and may be deemed to own beneficially the shares held by IIQ VIII.

Page 4 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 5 of 15 Pages

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

InterWest Management Partners VIII, LLC (the General Partner of InterWest Partners VIII, LP, InterWest Investors VIII, LP, and InterWest Investors Q VIII, LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 1,464,111 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,464,111 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,111 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON OO

(1)	The shares are owned by IWP VIII, II VIII and IIQ VIII, and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants held by IWP VIII, (iii) 11,180 shares of Common Stock and (iv) 91 shares of Common Stock issuable pursuant to common stock purchase warrants held by II VIII, and (v) 40,080 shares of Common Stock and (vi) 328 shares of Common Stock issuable pursuant to common stock purchase warrants held by IIQ VIII. IMP VIII serves as the general partner of IWP VIII, II VIII and IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, II VIII, and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII, and IIQ VIII.

Page 5 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Harvey B. Cash (a Managing Director of InterWest Management Partners VIII)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,464,111 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,464,111 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,111 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON IN

(1)	The shares are owned by IWP VIII, II VIII and IIQ VIII, and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants held by IWP VIII, (iii) 11,180 shares of Common Stock and (iv) 91 shares of Common Stock issuable pursuant to common stock purchase warrants held by II VIII, and (v) 40,080 shares of Common Stock and (vi) 328 shares of Common Stock issuable pursuant to common stock purchase warrants held by IIQ VIII. IMP VIII serves as the general partner of IWP VIII, II VIII and IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, II VIII, and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII, and IIQ VIII.

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Harvey B. Cash that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 6 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Philip T. Gianos (a Managing Director of InterWest Management Partners VIII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,464,111 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,464,111 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,111 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON IN

(1)	The shares are owned by IWP VIII, II VIII and IIQ VIII, and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants held by IWP VIII, (iii) 11,180 shares of Common Stock and (iv) 91 shares of Common Stock issuable pursuant to common stock purchase warrants held by II VIII, and (v) 40,080 shares of Common Stock and (vi) 328 shares of Common Stock issuable pursuant to common stock purchase warrants held by IIQ VIII. IMP VIII serves as the general partner of IWP VIII, II VIII and IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, II VIII, and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII, and IIQ VIII.

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Philip T. Gianos that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 7 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) W. Stephen Holmes III (a Managing Director of InterWest Management Partners VIII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,464,111 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,464,111 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,111 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON IN

(1)	The shares are owned by IWP VIII, II VIII and IIQ VIII, and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants held by IWP VIII, (iii) 11,180 shares of Common Stock and (iv) 91 shares of Common Stock issuable pursuant to common stock purchase warrants held by II VIII, and (v) 40,080 shares of Common Stock and (vi) 328 shares of Common Stock issuable pursuant to common stock purchase warrants held by IIQ VIII. IMP VIII serves as the general partner of IWP VIII, II VIII and IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, II VIII, and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII, and IIQ VIII.

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by W. Stephen Holmes III that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 8 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Gilbert H. Kliman (a Managing Director of InterWest Management Partners VIII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,464,111 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,464,111 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,111 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON IN

(1)	The shares are owned by IWP VIII, II VIII and IIQ VIII, and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants held by IWP VIII, (iii) 11,180 shares of Common Stock and (iv) 91 shares of Common Stock issuable pursuant to common stock purchase warrants held by II VIII, and (v) 40,080 shares of Common Stock and (vi) 328 shares of Common Stock issuable pursuant to common stock purchase warrants held by IIQ VIII. IMP VIII serves as the general partner of IWP VIII, II VIII and IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, II VIII, and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII, and IIQ VIII.

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 9 of 15 Pages

Cusip No. 03820J 10 0	13G	Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Arnold L. Oronsky (a Managing Director of InterWest Management Partners VIII, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 17,138
	6	SHARED VOTING POWER 1,464,111 (1)
	7	SOLE DISPOSITIVE POWER 17,138
	8	SHARED DISPOSITIVE POWER 1,464,111 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,481,249 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON IN

(1)	The shares are owned by IWP VIII, II VIII and IIQ VIII, and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants held by IWP VIII, (iii) 11,180 shares of Common Stock and (iv) 91 shares of Common Stock issuable pursuant to common stock purchase warrants held by II VIII, and (v) 40,080 shares of Common Stock and (vi) 328 shares of Common Stock issuable pursuant to common stock purchase warrants held by IIQ VIII. IMP VIII serves as the general partner of IWP VIII, II VIII and IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, II VIII, and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII, and IIQ VIII.

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Page 10 of 15 Pages

ITEM 1.

(a)	NAME OF ISSUER: Applied Genetic Technologies Corp.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

11801 Research Drive, Suite D, Alachua, Florida 32615

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners VIII, LP (“IWP VIII”)

InterWest Investors VIII, LP (“II VIII”)

InterWest Investors Q VIII, LP (“IIQ VIII”)

InterWest Management Partners VIII, LLC (“IMP VIII”)

Harvey B. Cash (“Cash”)

Philip T. Gianos (“Gianos”)

W. Stephen Holmes III (“Holmes”)

Gilbert H. Kliman (“Kliman”)

Arnold L. Oronsky (“Oronsky”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025

(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

IWP VIII:	California
II VIII:	California
IIQ VIII:	California
IMP VIII:	California
Cash:	United States
Gianos:	United States
Holmes:	United States
Kliman:	United States
Oronsky:	United States

Page 11 of 15 Pages

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 03820J 10 0

ITEM 3. NOT APPLICABLE.

ITEM 4. OWNERSHIP.

	IWP VIII (1)	II VIII (1)	IIQ VIII (1)	IMP VIII (1)
Beneficial Ownership	1,412,432	11,271	40,408	1,464,111
Percentage of Class	7.8%	Less than 0.1%	0.2%	8.1%
Sole Voting Power	1,412,432	11,271	40,408	1,464,111
Shared Voting Power	0	0	0	0
Sole Dispositive Power	1,412,432	11,271	40,408	1,464,111
Shared Dispositive Power	0	0	0	0

	Cash (1)	Gianos (1)	Holmes (1)
Beneficial Ownership	1,464,111	1,464,111	1,464,111
Percentage of Class	8.1%	8.1%	8.1%
Sole Voting Power	0	0	0
Shared Voting Power	1,464,111	1,464,111	1,464,111
Sole Dispositive Power	0	0	0
Shared Dispositive Power	1,464,111	1,464,111	1,464,111

	Kliman (1)	Oronsky (1)(2)
Beneficial Ownership	1,464,111	1,481,249
Percentage of Class	8.1%	8.2%
Sole Voting Power	0	17,138
Shared Voting Power	1,464,111	1,464,111
Sole Dispositive Power	0	17,138
Shared Dispositive Power	1,464,111	1,464,111

(1)	The shares are owned by IWP VIII, II VIII and IIQ VIII, and include: (i) 1,400,956 shares of Common Stock and (ii) 11,476 shares of Common Stock issuable pursuant to common stock purchase warrants held by IWP VIII, (iii) 11,180 shares of Common Stock and (iv) 91 shares of Common Stock issuable pursuant to common stock purchase warrants held by II VIII, and (v) 40,080 shares of Common Stock and (vi) 328 shares of Common Stock issuable pursuant to common stock purchase warrants held by IIQ VIII. IMP VIII serves as the general partner of IWP VIII, II VIII and IIQ VIII. Cash, Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP VIII, and share voting and dispositive power over the shares held by IWP VIII, II VIII, and IIQ VIII. Beneficial ownership is expressly disclaimed, except to the extent of their pecuniary interest.
(2)	Includes 17,138 shares issuable to Oronsky pursuant to outstanding options exercisable within 60 days of December 31, 2016.

Page 12 of 15 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP VIII, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

By:	/s/ Harvey B. Cash by Karen A. Wilson, Power of Attorney	INTERWEST PARTNERS VIII, LP
Name:	Harvey B. Cash	By:	InterWest Management Partners VIII, LLC its General Partner

By:	/s/ Philip T. Gianos	By:	/s/ Arnold L. Oronsky
Name:	Philip T. Gianos		Managing Director

By:	/s/ W. Stephen Holmes by Karen A. Wilson, Power of Attorney	INTERWEST INVESTORS VIII, LP
Name:	W. Stephen Holmes	By:	InterWest Management Partners VIII, LLC its General Partner
By:	/s/ Gilbert H. Kliman
Name:	Gilbert H. Kliman	By:	/s/ Arnold L. Oronsky
Managing Director
By:	/s/ Arnold L. Oronsky
Name:	Arnold L. Oronsky	INTERWEST INVESTORS Q VIII, LP
		By:	InterWest Management Partners VIII, LLC
its General Partner

		By:	/s/ Arnold L. Oronsky
Managing Director

INTERWEST MANAGEMENT PARTNERS VIII, LLC

		By:	/s/ Arnold L. Oronsky
Managing Director

Page 14 of 15 Pages